TRANSMISSÃO PAULISTA

RECEIVED

2007 OCT 14 P 6:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, October 2, 2007

Ref.CT/FR/0017/2007

[redacted]

07027142

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the Minutes of the Board of Directors Meeting held on October 1, 2007 regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

dw 10/15

Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1.155 – 10º Andar – Vila Olímpia – São Paulo - SP

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
CNPJ/MF 02.998.611/0001-04
NIRE 35300170571

EXTRACT FROM THE MINUTES OF THE ONE HUNDRED AND SIXTY-FOURTH MEETING OF THE BOARD OF DIRECTORS

On the 1st (first) day of the month of October 2007, at 11:00 a.m., pursuant to its convening by the Chairman, and in the form of an extraordinary meeting, in accordance with Article 21 of the Company's Bylaws, the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista met through electronic communication according to the 2nd and 3rd paragraphs of Article 21 of the Company Bylaws, in the presence of the directors as named and signed below. The Chairman of the Board of Directors submitted to the appreciation of the meeting the only item on the agenda, **"Credit of Dividends"**, presented by the Chief Financial Officer and Investor Relations Directors, Eduardo Feldmann Costa. Following the discussion of this item, the majority of the Board of Directors members **approved** the credit of dividends to the Company's shareholders at a total amount of R$ 173,511,000.00 (one hundred seventy three millions and five hundred eleven thousands Brazilian Reais), corresponding to R$ 1.162283 per share for account credit on October 1, 2007 with payment data, during the current fiscal year, to be defined by the Company Statutory Officers. The floor being offered to the members of the meeting and no further issues being raised, the Chairman declared the meeting closed, these minutes of the Meeting of the Board of Directors being duly drafted. The said minutes having been read and found correct, were approved and signed by the Secretary and by the Directors present.

São Paulo, October 1, 2007

Fernando Augusto Rojas Pinto Vice-Chairman	Maria Ignez Mendes de Vinhaes da Costa Secretary

END